May 21, 2026

The Manager- Listing

BSE Limited

(BSE: 507685)

The Manager- Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE: New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Results of Postal Ballot by remote e-voting process and Proceedings of the meeting

Further to our letter dated April 21, 2026, please find enclosed the Scrutinizer’s Report along with proceedings of the meeting held by way of postal ballot through remote e-voting process for the following special resolutions:

a) Re-appointment of Ms. Tulsi Naidu (DIN: 03017471) as an Independent Director of Wipro Limited (the “Company”) for a second term of 5 years w.e.f. July 1, 2026;

b) Appointment of Ms. Laura Marie Miller (DIN: 11546063) as an Independent Director of the Company for a term of 5 years w.e.f. April 1, 2026, and

c) Buyback of equity shares of Company.

The aforesaid resolutions have been passed by shareholders through postal ballot by remote e-voting process with requisite majority.

Thanking You.

For Wipro Limited

/s/ M Sanaulla Khan

M Sanaulla Khan

Company Secretary

SCRUTINIZER’S REPORT

[Pursuant to Section 110 of the Companies Act, 2013 read with Rule 22 of the Companies

(Management and Administration) Rules, 2014]

To,

The Company Secretary,

Wipro Limited

Doddakannelli, Sarjapur Road,

Bengaluru- 560035.

Sir,

1.	The Board of Directors of the Company at their meeting held on April 16, 2026, has appointed us as the Scrutinizer for scrutinizing the postal ballot voting conducted through e-voting process.

2.	I submit my report as under:

As per General Circular Nos. 14/2020 dated April 8, 2020, 17/2020 dated April 13, 2020 and subsequent circulars issued in this regard, the latest being, General Circular No. 03/2025 dated September 22, 2025, issued by the Ministry of Corporate Affairs, Government of India, in relation to “Clarification on passing of ordinary and special resolutions by Companies under the Companies Act, 2013 and the rules made thereunder”, the Company has sent the Postal Ballot Notice dated April 16, 2026 on April 21, 2026 by email only to the members whose email ids were available with the Company / Registrar and Share Transfer Agent (RTA)/Depository Participants as on the cut-off date.

The notice of Postal Ballot was sent to the members whose name(s) appeared on the Register of Members / list of Beneficial Owners as received from National Securities Depository Limited (NSDL) / Central Depository Services (India) Limited (CDSL) as on cut-off date i.e., Friday, April 17, 2026.

2.1	Particulars of votes cast through electronic means only have been entered in the register separately maintained for the purpose.

2.2	Since there was no voting by physical postal ballot form, the question of keeping them under my safe custody before commencing the scrutiny does not arise.

2.3	The votes cast through electronic means were unblocked on Thursday, May 21, 2026, at 5:01 P.M IST.

2.4	Votes cast through electronic means were scrutinized and the shareholding was matched /confirmed with the Register of Members of the Company / list of beneficiaries as on Friday, April 17, 2026.

2.5

Votes cast through electronic means up to 5.00 P.M IST of Thursday, May 21, 2026, being the last time and date fixed by the Company for voting through electronic means were considered for our scrutiny.

2.6

Since the voting on Postal Ballot process was conducted only through e-voting, reporting on number of envelopes containing postal ballot form received after due date and up to the date of this report does not arise.

2.7	Since the voting on Postal Ballot process was conducted only through e-voting, reporting on number of envelopes containing postal ballot forms returned undelivered also does not arise.

2.8	Since the voting on Postal Ballot process was conducted only through e-voting, reporting on finding of defaced or mutilated ballot paper too does not arise.

3.	A summary of votes cast through electronic means is given in Annexure-I.

4.	I have emailed all the e-registers and records relating to e-voting for the safe custody to the Company Secretary.

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5.	You may accordingly declare the result of e-voting done by the Members of the Company on the special resolutions mentioned in the Postal Ballot Notice, dated April 16, 2026.

Thanking you,

For V SREEDHARAN & ASSOCIATES	Counter Signed by
For Wipro Limited

/s/Vishwanathan Sreedharan	/s/M Sanaulla Khan

(V Sreedharan)
Partner	M Sanaulla Khan
FCS: 2347; CP No.833	Company Secretary
Address: Plot No. 293, #201, 2nd Floor, 10th Main Road 3rd Block, Jayanagar, Bengaluru-560011

Date: May 21, 2026
Place: Bengaluru
UDIN:
Peer Review Certificate Number: 5543/ 2024

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Annexure I

Wipro Limited

Regd. Office: Doddakannelli, Sarjapur Road, Bengaluru- 560035

Summary of the votes cast through electronic means for the special resolutions mentioned in the Postal Ballot notice, dated April 16, 2026.

Item No. 1: Re-appointment of Ms. Tulsi Naidu (DIN: 03017471) as an Independent Director of Wipro Limited (“the Company”) for a second term of 5 years w.e.f. July 1, 2026.

Particulars	E-Voting			% of total paid-up Equity share capital as on cut-off date (i.e.,17/04/2026) (10,48,85,14,984 Equity Shares)
	No. of members voted through e-voting system		No. of votes cast through e-voting system. (Equity Shares of ₹ 2/- each)
(a) Total e-votes received	7,586		935,05,72,704	89.15%
(b) Less: Invalid votes as per the e-voting system	0		0	0
(c) Less: Abstained e-votes in the e-voting system	358		3,13,013	0.00%
(d) Less: No. of Shares Less Voted in the e-voting system	—	**	9,23,59,982	0.88%
(e) Net valid e-votes (as per e-voting system)*	7,228		925,78,99,709	88.26%
(f) e-votes with assent for the Resolution as a percentage of net valid e-votes	6,709		921,66,19,703	99.55%
(g) e-votes with dissent for the Resolution as a percentage of net valid e-votes	548		4,12,80,006	0.45%

*	The total of row (f) and (g) for the column, No. of members voted through e-voting system is not equal to the row (e) for said column, as 29 members have voted both in favour and against.
**

The number of members who voted through the e-voting system in respect of the “less voted” category has not been disclosed separately, as the same is already included in the net valid e-votes, i.e., votes cast in favour of and votes cast against the resolution.

4

Item No. 2: Appointment of Ms. Laura Marie Miller (DIN: 11546063) as an Independent Director of the Company for a term of 5 years w.e.f. April 1, 2026.

Particulars	E-Voting			% of total paid-up Equity share capital as on cut-off date (i.e.,17/04/2026) (10,48,85,14,984 Equity Shares)
	No. of members voted through e-voting system		No. of votes cast through e-voting system. (Equity Shares of ₹ 2/- each)
(a) Total e-votes received	7,586		935,05,72,704	89.15%
(b) Less: Invalid votes as per the e-voting system	0		0	0
(c) Less: Abstained e-votes in the e voting system	381		3,10,597	0.00%
(d) Less: No. of Shares Less Voted in the e-voting system	—	**	9,23,50,003	0.88%
(e) Net valid e-votes (as per e-voting system)*	7,205		925,79,12,104	88.27%
(f) e-votes with assent for the Resolution as a percentage of net valid e-votes	6,737		924,01,80,025	99.81%
(g) e-votes with dissent for the Resolution as a percentage of net valid e-votes	506		1,77,32,079	0.19%

*	The total of row (f) and (g) for the column, No. of members voted through e-voting system is not equal to the row (e) for said column, as 38 members have voted both in favour and against.
**

The number of members who voted through the e-voting system in respect of the “less voted” category has not been disclosed separately, as the same is already included in the net valid e-votes, i.e., votes cast in favour of and votes cast against the resolution.

5

Item No. 3: Buyback of equity shares of the Company.

Particulars	E-Voting			% of total paid-up Equity share capital as on cut-off date (i.e.,17/04/2026) (10,48,85,14,984 Equity Shares)
	No. of members voted through e-voting system		No. of votes cast through e-voting system. (Equity Shares of ₹ 2/- each)
(a) Total e-votes received	7,586		935,05,72,704	89.15%
(b) Less: Invalid e-votes (as per register)	0		0	0
(c) Less: Abstained e-votes in the e-voting system	318		2,52,656	0.00%
(d) Less: No. of Shares Less Voted in the e-voting system	—	**	9,23,57,776	0.88%
(e) Net valid e-votes (as per register)*	7,268		925,79,62,272	88.27%
(f) e-votes with assent for the Resolution as a percentage of net valid e-votes	6,806		923,89,70,069	99.79%
(g) e-votes with dissent for the Resolution as a percentage of net valid e-votes	480		1,89,92,203	0.21%

*	The total of row (f) and (g) for the column, No. of members voted through e-voting system is not equal to the row (e) for said column, as 18 members have voted both in favour and against.
**

The number of members who voted through the e-voting system in respect of the “less voted” category has not been disclosed separately, as the same is already included in the net valid e-votes, i.e., votes cast in favour of and votes cast against the resolution.

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WIPRO LIMITED

PROCEEDINGS OF THE RESOLUTIONS PASSED THROUGH POSTAL BALLOT BY REMOTE E-VOTING PROCESS BY MEMBERS OF THE COMPANY ON MAY 21, 2026.

At its meeting held on April 16, 2026, the Board of Directors (“Board”) of the Wipro Limited (“Company”) approved the proposal to conduct a Postal Ballot pursuant to Sections 108, 110 and other applicable provisions, if any, of the Companies Act 2013, Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014, (including any statutory amendment(s), modification(s) or re-enactment(s) thereof for the time being in force, and as amended from time to time) read with the General Circular Nos. 14/2020 dated April 8, 2020, 17/2020 dated April 13, 2020 and 03/2025 dated September 22, 2025 issued by the Ministry of Corporate Affairs, Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018, Secretarial Standard on General Meetings issued by The Institute of Company Secretaries of India, Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (including any statutory modification or re-enactment thereof for the time being in force, and as amended from time to time), and pursuant to other applicable laws and regulations, if any, to seek approval of the Members for the following special resolutions:

1.	Re-appointment of Ms. Tulsi Naidu (DIN: 03017471) as an Independent Director of Wipro Limited (“the Company”) for a second term of 5 years w.e.f. July 1, 2026;

2.	Appointment of Ms. Laura Marie Miller (DIN: 11546063) as an Independent Director of the Company for a term of 5 years w.e.f. April 1, 2026; and

3.	Buyback of equity shares of the Company.

The Board appointed M/s. V. Sreedharan & Associates, Company Secretaries, Bengaluru, represented by Mr. V. Sreedharan (FCS 2347; CP 833) or Mr. Pradeep B. Kulkarni (FCS 7260; CP 7835), or Mrs. Shobha Shridhar (FCS F13360; CP 22649), Partners of M/s. V. Sreedharan & Associates, Company Secretaries, Bengaluru as the Scrutinizer for conducting the postal ballot through the e-voting process in a fair and transparent manner. The e-voting facility to Members was provided through KFin Technologies Limited, the Registrar and Share Transfer Agent. The e-voting period commenced at 9 AM IST on Wednesday, April 22, 2026, and ended at 5 PM IST on Thursday, May 21, 2026. Newspaper advertisements as required under the Companies Act, 2013 were published in Business Standard (all editions) and Kannada Prabha (regional newspaper—Kannada Language) newspapers on April 22, 2026.

The Scrutinizer submitted his report on postal ballot by remote e-voting process to the Company Secretary of the Company on May 21, 2026. Summary of the Scrutinizer’s Report is as under:

1.

As per General Circular Nos. 14/2020 dated April 8, 2020 and 17/2020 dated April 13, 2020 and subsequent circulars issued in this regard, the latest being, General Circular No. 03/2025 dated September 22, 2025, issued by the Ministry of Corporate Affairs, Government of India, in relation to “Clarification on passing of ordinary and special resolutions by Companies under the Companies Act, 2013 and the rules made thereunder”, the Company had sent the Postal Ballot Notice dated April 16, 2026 on April 21, 2026 by email only to those members whose email ids were available with the Company / Registrar and Share Transfer Agent (RTA)/Depository Participants as on the cut-off date. The notice of Postal Ballot was sent to the members whose name(s) appeared on the Register of Members / list of Beneficial Owners as received from National Securities Depository Limited (NSDL) / Central Depository Services (India) Limited (CDSL) as on the cut-off date i.e., Friday, April 17, 2026.

2.	Particulars of votes cast through electronic means only have been entered in the register separately maintained for this purpose.

3.	The votes cast through electronic means were unblocked on Thursday, May 21, 2026, at 5:01 PM IST.

4.	Votes cast through electronic means were scrutinized and the shareholding was matched/confirmed with the Register of Members of the Company/ list of beneficiaries as on Friday, April 17, 2026.

5.	Votes cast through electronic means up to 5:00 PM IST of Thursday, May 21, 2026, being the last date and time fixed by the Company for voting through electronic means were considered for scrutiny.

6.

Since the voting on Postal Ballot process was conducted only through e-voting, reporting on number of envelopes containing postal ballot form received after due date and up to the date of this report does not arise.

7.	Since the voting on Postal Ballot process was conducted only through e-voting, reporting on number of envelopes containing postal ballot forms returned undelivered also does not arise.

8.	Since the voting on Postal Ballot process was conducted only through e- voting, reporting on finding defaced or mutilated ballot paper does not arise.

The details of voting on the special resolutions as per the Scrutinizer’s report are as under:

1.	Re-appointment of Ms. Tulsi Naidu (DIN: 03017471) as an Independent Director of the Company for a second term of 5 years w.e.f. July 1, 2026.

“RESOLVED THAT pursuant to the provisions of Sections 149, 150, 152, Schedule IV and any other applicable provisions of the Companies Act, 2013 (“Act”) read with the rules made thereunder, and applicable provisions of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, (“Listing Regulations”) (including any statutory modification(s) or re-enactment thereof for the time being in force), the Articles of Association of the Company and pursuant to the recommendation of the Nomination and Remuneration Committee and approval of the Board of Directors for re-appointment, Ms. Tulsi Naidu (DIN: 03017471), Independent Director of the Company, whose period of office is liable to expire on June 30, 2026, and who has submitted a declaration that she meets the criteria of independence under Section 149(6) of the Act and who is eligible for re-appointment for a second term of 5 years under the provisions of the Act and rules made thereunder and Regulation 16(1)(b) of the Listing Regulations, and in respect of whom the Company has received a notice in writing from a member proposing her candidature for the office of Director pursuant to Section 160 of the Act, be and is hereby re-appointed as an Independent Director of the Company for a second term of 5 years with effect from July 1, 2026 to June 30, 2031, not subject to retirement by rotation, upon such remuneration as detailed in the explanatory statement hereto and as may be determined by the Board of Directors of the Company from time to time within the overall limits under the Act.”

Result of voting through Postal Ballot by remote e-voting was as follows:

Particulars	E-Voting		% of total paid-up equity capital as on cut-off date ((i.e., 17/04/2026) 10,48,85,14,984 Equity Shares)
	No. of members voted through e- voting system	No. of votes cast (Equity Shares of ₹2/- each)
e-votes with assent for the Resolution as a percentage of net valid shares polled	6,709	921,66,19,703	99.55
e-votes with dissent for the Resolution as a percentage of net valid shares polled	548	4,12,80,006	0.45

2.	Appointment of Ms. Laura Marie Miller (DIN: 11546063) as an Independent Director of the Company for a term of 5 years w.e.f. April 1, 2026.

“RESOLVED THAT pursuant to the provisions of Sections 149, 150, 152, Schedule IV and any other applicable provisions of the Companies Act, 2013 (“Act”) read with the Rules made thereunder, and applicable provisions of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, (“Listing Regulations”) (including any statutory modification(s) or re-enactment thereof for the time being in force), the Articles of Association of the Company and pursuant to the recommendation of the Nomination and Remuneration Committee and approval of the Board of Directors, Ms. Laura Miller (DIN: 11546063), who was appointed as an Additional Director in the capacity of Independent Director with effect from April 1, 2026 and has submitted a declaration that she meets the criteria of independence under Section 149(6) of the Act and Regulation 16(1)(b) of the Listing Regulations, and in respect of whom the Company has received a notice in writing from a member proposing her candidature for the office of Director pursuant to Section 160 of the Act, be and is hereby appointed as an Independent Director of the Company for a term of 5 years with effect from April 1, 2026, to March 31, 2031, not subject to retirement by rotation, upon such remuneration as detailed in the explanatory statement hereto and as may be determined by the Board of Directors of the Company from time to time within the overall limits under the Act.”

Result of voting through Postal Ballot by remote e-voting was as follows:

Particulars	E-Voting		% of total paid-up equity capital as on cut-off date ((i.e., 17/04/2026) 10,48,85,14,984 Equity Shares)
	No. of members voted through e- voting system	No. of votes cast (Equity Shares of ₹2/- each)
e-votes with assent for the Resolution as a percentage of net valid shares polled	6,737	924,01,80,025	99.81
e-votes with dissent for the Resolution as a percentage of net valid shares polled	506	1,77,32,079	0.19

3.	Buyback of Equity Shares of the Company.

“RESOLVED THAT pursuant to Article 8.2 of the Articles of Association of Wipro Limited (the “Company”) and the provisions of Sections 68, 69, 70, 108 and 110 and all other applicable provisions, if any, of the Companies Act, 2013, (the “Act”), the Companies (Share Capital and Debentures) Rules, 2014, the Companies (Management and Administration) Rules, 2014 and other relevant rules made thereunder, each as amended from time to time and in compliance with the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, (the “Buyback Regulations”), the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, (“Listing Regulations”) (including any amendments, statutory modifications or re-enactments of the Act or the rules made thereunder or the Buyback Regulations, or the Listing Regulations) and subject to such other approvals, permissions consents, sanctions and exemptions as may be necessary, and subject to such conditions, amendments and modifications, if any, as may be prescribed or imposed by the appropriate authorities while granting such approvals, permissions, consents, sanctions and exemptions which may be agreed by the Board of Directors of the Company (hereinafter referred to as the “Board”, which expression shall include any committee constituted by the Board to exercise its powers, including the powers conferred by this resolution), and on the terms and conditions set out in the explanatory statement (which may be modified based on regulatory requirements and in accordance with applicable law), the consent of the shareholders of the Company be and is hereby accorded for the buyback by the Company of up to 60,00,00,000 (Sixty Crore) fully paid-up equity shares of ₹2/- (Rupees Two only) each of the Company (“Equity Share”), being 5.72% of the total paid-up equity share capital of the Company at a price of ₹250/- (Rupees Two Hundred and Fifty only) per Equity Share (“Buyback Price”), for an aggregate amount not exceeding ₹1,50,00,00,00,000/- (Rupees Fifteen Thousand Crore only) (hereinafter referred to as the (“Buyback Size”), which represents 24.99% and 19.99% of the aggregate of the Company’s fully paid-up Equity Share capital and free reserves as per the latest audited standalone and consolidated financial statements of the Company for the year ended as on March 31, 2026, respectively, on a proportionate basis through the “tender offer” route as prescribed under the Buyback Regulations, to all the shareholders of the Company who hold Equity Shares as on a record date to be subsequently decided by the Board (the “Record Date”) (hereinafter referred to as the “Buyback”) and the Buyback Size does not include transaction costs viz. brokerage, applicable taxes such as securities transaction tax, goods and service tax, stamp duty, expenses incurred or to be incurred for the Buyback like filing fees payable to Securities and Exchange Board of India (“SEBI”), advisors/legal fees, intermediary fees, public announcement, publication expenses, printing and dispatch expenses and other incidental and related expenses, etc.

RESOLVED FURTHER THAT in accordance with the Buyback Regulations, the Buyback period shall commence from the date of declaration of results of the postal ballot for special resolution approving the Buyback and the date on which the payment of consideration to shareholders who have accepted the Buyback is made.

RESOLVED FURTHER THAT all of the shareholders of the Company will be eligible to participate in the Buyback including: (i) promoters and promoter group of the Company (including members thereof) and their associates who hold Equity Shares as on the Record Date, persons in control (including such persons acting in concert) who hold Equity Shares as on the Record Date; and (ii) holders of American Depositary Receipts (“ADRs”) evidencing American Depositary Shares (“ADSs”) representing Equity Shares of the Company who cancel any of their ADRs and withdraw the underlying Equity Shares prior to the Record Date such that they become shareholders of the Company and hold Equity Shares as on the Record Date.

RESOLVED FURTHER THAT the Board may, till 1 (one) working day prior to the Record Date, increase the Buyback Price and decrease the number of Equity Shares proposed to be bought back under the Buyback, such that there is no change in the Buyback Size, in terms of Regulation 5(via) of the Buyback Regulations.

RESOLVED FURTHER THAT as required under Regulation 6 of the Buyback Regulations, the Company may Buyback Equity Shares from the existing shareholders as on Record Date, on a proportionate basis, provided that 15% of the number of Equity Shares which the Company proposes to Buyback or number of Equity Shares entitled as per the shareholding of small shareholders as defined in the Buyback Regulations (“Small Shareholders”), whichever is higher, shall be reserved for the Small Shareholders and in case the Equity Shares tendered are less than the reservation, the same shall be adjusted in the general category, in accordance with the Buyback Regulations.

RESOLVED FURTHER THAT all equity shareholders/ beneficial owners of the Equity Shares will be eligible to participate in the Buyback who hold Equity Shares as on the Record Date (“Eligible Shareholders”) except any shareholders who may be specifically prohibited under the applicable laws by appropriate authorities.

RESOLVED FURTHER THAT the Company shall implement the Buyback using the “Mechanism for acquisition of shares through Stock Exchange pursuant to Tender-Offers under Takeovers, Buy Back and Delisting” notified by SEBI vide circular CIR/CFD/POLICYCELL/1/2015 dated April 13, 2015 read with the SEBI’s circular CFD/DCR2/CIR/P/2016/131 dated December 9, 2016, SEBI Circular SEBI/HO/CFD/DCR-III/CIR/P/2021/615 dated August 13, 2021 and SEBI Circular CFD/PoD 2/P/CIR/2023/35 dated March 8, 2023, including any amendments or statutory modifications for the time being in force or such other circulars or notifications, as may be applicable, and the Company shall approach BSE Ltd (“BSE”) and/or the National Stock Exchange of India Limited (“NSE”) for facilitating the same and subject to decision of the Board, one of BSE and NSE shall act as the designated stock exchange.

RESOLVED FURTHER THAT the Buyback from the Eligible Shareholders who are residents outside India including the foreign corporate bodies (including erstwhile overseas corporate bodies), Foreign Institutional Investors/ Foreign Portfolio Investors, Non-Resident Indians, shareholders of foreign nationality and holders of ADRs, shall be subject to such approvals, if any and to the extent required from the concerned authorities including approvals from the RBI under the Foreign Exchange Management Act, 1999 and the rules and regulations framed thereunder, and that such approvals shall be required to be taken by such non-resident shareholders.

RESOLVED FURTHER THAT the Board be and is hereby authorized to give effect to the aforesaid resolutions and may delegate all or any of the power(s) conferred hereinabove as it may in its absolute discretion deem fit, to any director(s)/ officer(s)/ authorized representative(s)/ committee, including the Buyback committee of the Company, in order to give effect to the aforesaid resolution, including but not limited to:

(i)

finalizing the terms of the Buyback, the mechanism for the Buyback, the schedule of activities, the date of opening and closing of the Buyback, entitlement ratio, time frame for completion of Buyback, etc;

(ii)	deciding and announcing the Record date for the purpose of Buyback;

(iii)

appointment of designated stock exchange, merchant banker, brokers, lawyers, depository participants, escrow agents, bankers, advisors, registrars, scrutinizers, consultants/intermediaries/agencies, as may be required, for the implementation of the Buyback and making decision in connection with and settlement of the remuneration for such persons/ intermediaries/ agencies including by the payment of commission, brokerage, fee, charges, etc.;

(iv)	opening, operating and closing special trading window account with the designated stock exchange and deciding the authorized signatories for special trading window account;

(v)	verifying offer/ acceptances received, finalizing basis of acceptance, making payment to the members of consideration for Equity Shares bought back pursuant to the Buyback;

(vi)

initiating and undertaking all necessary actions for preparing, approving, finalizing, signing and filing of the public announcement, letter of offer, post-buyback public advertisement and all other documents with respect to the Buyback with the SEBI, BSE, NSE and other appropriate authorities and to make all necessary applications to the appropriate authorities for their approvals;

(vii)

initiating all necessary actions with respect to opening and closure of necessary accounts including escrow account with a bank, issuing bank guarantee, or depositing acceptable securities with appropriate margin with the merchant bankers, entering into agreement(s), releasing public announcement, filing of declaration of solvency, obtaining all necessary certificates and reports from statutory auditors and other third parties as required under applicable law;

(viii)

initiating all necessary actions for extinguishment/ destruction of Equity Shares and if applicable, destruction of the share certificates representing the title to the Equity Shares bought back by the Company and ‘Certificate of Extinguishment’ and particulars thereof required to be filed in connection with the Buyback on behalf of the Board and ensuring all related compliances in accordance with the Act and the Buyback Regulations; and

(ix)

providing, finalizing, executing and filing any undertakings, agreements, papers, documents and correspondence, under the common seal of the Company, as may be required in connection with the Buyback with SEBI, RBI, BSE, NSE, Registrar of Companies, Depositories and/or other regulators, appropriate authorities or third persons as may be required, desirable or considered expedient for implementation of the Buyback from time to time.

RESOLVED FURTHER THAT for the purpose of giving effect to this Resolution, the Board is hereby empowered and authorised on behalf of the Company to accept and make any alteration(s) or modification(s) to the terms and conditions as it may deem necessary, concerning any aspect of the Buyback (including increase the Buyback Price without any change in the Buyback Size in accordance with the Buyback Regulations), in accordance with the statutory requirements as well as to give such directions as may be necessary or desirable, to settle any questions, difficulties or doubts that may arise and generally, to do all acts, deeds, matters and things as the Board and/or any person authorised by the Board may, in its/his/her absolute discretion deem necessary, expedient, usual or proper in relation to or in connection with or for matters consequential to the Buyback without seeking any further consent or approval of the shareholders or otherwise to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution.”

Result of voting through Postal Ballot by remote e-voting was as follows:

Particulars	E-Voting		% of total paid-up equity capital as on cut-off date ((i.e., 17/04/2026) 10,48,85,14,984 Equity Shares)
	No. of members voted through e- voting system	No. of votes cast (Equity Shares of ₹2/- each)
e-votes with assent for the Resolution as a percentage of net valid shares polled	6,806	923,89,70,069	99.79
e-votes with dissent for the Resolution as a percentage of net valid shares polled	480	1,89,92,203	0.21

The results of voting as stated above were declared and recorded that the special resolutions as set out in the Notice of Postal Ballot dated April 16, 2026 were duly passed by the Members on Thursday, May 21, 2026 with requisite majority.

Thanking You.

For Wipro Limited

/s/ M Sanaulla khan

M Sanaulla Khan
Company Secretary